February 27, 2007

Daniel L. Gordon, Accounting Branch Chief,
Division of Corporation Finance,
United States Securities and Exchange Commission,
100 F Street N.E.,
Washington, D.C. 20549

Attention: Mr. James Webster

Dear Mr. Gordon,

RE:	visionGATEWAY, Inc.
Form 10-KSB for the year ended April 30, 2006
Filed September 15, 2006
Response letter dated February 2, 2007
File No. 0-30499

I refer to your letter of February 12, 2007 in relation to the Commission’s review of our filings on Form 10-KSB.

We appreciate the review and your assistance to ensure that we meet fully with your requirements. Our responses to your comments have also been reviewed by our auditors who had reviewed the Form 10-KSB filing.

In relation to your specific review comments we have outlined our responses below:

1.	Form 10-KSB - Note 4 - Issuance of Stock - page F-11

Details of the amount of compensation expense (where applicable) that was recorded for each of the stock issuances listed on page F-11, along with the basis for their determination, is outlined below in the attachments.

Further to your letter of February 12, 2007 and your reference to SFAS 123(R), we would make the following comments.

Our auditors advised us that based on SEC Press Release 2005-57 of April 14, 2005, SFAS 123(R) applies to us from 1 May, 2006, the beginning of our next financial period after the year end. The relevant text from the Press Release was :

“The Commission's new rule allows companies to implement Statement No. 123R at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005, or Dec. 15, 2005 for small business issuers.”

Accordingly we have applied this rule from that date as per notes to the accounts.

In relation to the transactions you have asked for additional information on, a fair value has been used in their determination. The values and prices, including any discounts, were negotiated as part of commercial arrangements and were within acceptable business terms.  Where restrictions on stock are applied they are aligned to Rule 144 and bear the following legend :

“RESTRICTED STOCK

The shares represented by this certificate have not been registered under the Securities Act of 1933. The shares have been acquired for investment and may not be offered, sold or otherwise transferred in the absence of an effective Registration Statement for the shares under the Securities Act of 1933, or a prior opinion of counsel satisfactory to the Issuer, that registration is nor required under the Act.”

Further details of the transactions are outlined below. We have added an extra column for the additional information requested.

- Attachment 1 relates to transactions in the Year Ended April 2005
- Attachment 2 relates to transactions in the Year Ended April 2006

In responding to your comments, the Company acknowledges that:

➢	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
➢	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
➢	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the above adequately explains the queries from your review. If there is any aspect of this letter that needs clarification, please do not hesitate to contact me directly on 858-794-1416 or through my e-mail address emersonmf@visiongateway.net.

Very truly yours,

Michael Emerson
Chief Executive Officer
visionGATEWAY

Attachment 1 - Issuance of Stock - Year Ended April 2005

The Company issued additional shares of common stock in the quarter to July 31, 2004, in the following manner.

# Shares	Issued to:	Issued for:	Compensation Expense Amount	Basis for determination	Additional Information

500,000	Company officer/shareholder	Management services as per 2003 contract	US$50,000	Average market price over the service period. Discounted for restriction
Agreed per contract of March/April 2003 - restricted shares were allocated at time of contract when company was private entity based on 20 cents per share discounted to 10 cents as restricted stock, but not released until July Qtr 2004. Shares are still held.

50,000	Individual	Legal services	US$49,611	Value of the legal services performed. Discounted for restriction.	Legal expenses of $28,611 in creditors (from 2003) and $21,000 current averaged at 99.2 cents per share.

750,000	Outside Professionals	Services	US$100,000	Average market price over the service period. Discounted for restriction
This represents all work done and assistance provided from the inception of visionGATEWAY the private company in late 2001 through to February 2004 just prior to becoming public including arranging funding, introduction of investors and management of smaller investors. It is based on the intro level paid for shares, representing equivalent of US$100,000 of services - averages US$0.133 per share.

650,000	Investor	Capital conversion	n/a	Conversion of capital contribution received during 2002/2003 to shares based on market price at time of capital contribution. Discounted for restriction.	Recorded when funds received during 2002/2003 as a private company at A$0.769 per share.

500,000	Creditor/Lender	Loan settlement	n/a	Avesprage Market price over loan period. Discounted for restriction.	Repayment of funds loaned during 2002/2003 as a private company at 35.175 cents per share.
2,450,000	Total

Attachment 2 - Issuance of Stock - Year Ended April 2006

The Company issued additional shares of common stock in the quarter to July 31, 2005, in the following manner.

# Shares	Issued to:	Issued for:	Compensation Expense Amount	Basis for determination	Additional Information

25,000	Non-Executive Director	Directors Fees	US$26,600	Market price	Calculated at price of $1.064 on day of allocation - 18 May 2005.

The Company issued additional shares of common stock in the quarter to October 31, 2005, in the following manner.

# Shares	Issued to:	Issued for:	Compensation Expense Amount	Basis for determination	Additional Information

50,000	Securities Company	Investor Relations & Fund Raising Services	US$25,000	Average market price over the service period. Discounted for restriction.	In consideration of payment for services rendered to the Company during 2005 at average price of US$0.50 per share.

The Company issued additional shares of common stock in the quarter to April 30, 2006, in the following manner.

# Shares	Issued to:	Issued for:	Compensation Expense Amount	Basis for determination	Additional Information

25,000	Outside Professionals	Investor Relations & Marketing Services	US$10,473.91	Average market price over service period. Discounted for Restriction.	In consideration of payment of outstanding amount for services rendered to the Company for investor relations and marketing services during 2005 at average price of US$0.42 per share.

507,501	Investment Banking Firm	Commitment fee in relation to SEDA Funding	US$290,000	Market price. Discounted for restriction	Share price used on April 5, 2006 - $0.57

17,499	Securities Company	Placement Agent Fee re SEDA Funding	US$10,000	Market price.	Share price used on April 5, 2006 - $0.57

58,928	Outside Professionals	Investor Relations & Marketing Services	US$30,000	Market price. Discounted for restriction.	Share price used on April 21, 2006 - $0.51

11,607	Individual	Investor Relations & Marketing Services	US$6,500	Market price.	Share price used on April 21, 2006 - $0.56
620,535	Total